Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of

1933 as amended and deemed filed under Rule

14a-12 of the Securities Exchange Act of 1934

as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Hewitt and Exult: The Time Is Now!

As our planned merger with Exult gets closer, you’re going to start seeing much more of the information you’ve been asking for on The Source—- including details on the new offer we’re bringing to market and how we’re organizing to deliver it.

We’ll start this series of communications by addressing the most fundamental issues of all: What makes this merger so powerful, and why the time to act is now.

Achieving HR BPO Market Leadership

A Quick Look Back

As most of you know, several years ago we began expanding our capabilities to meet a new, growing demand in HR outsourcing. Hewitt was already a recognized leader in benefits outsourcing; but many companies in our target market were interested in outsourcing an even wider array of HR-related services: workforce administration, compensation, recruiting, and much more.

We introduced our new Workforce Management line of business to capture this emerging opportunity. This was followed by our addition of payroll administration capabilities with the acquisition of Cyborg. With efforts like these, we’ve become a player in the broader HR business process outsourcing (HR BPO) marketplace. But now, being “a player” is no longer enough.

Double-Digit Growth Potential

Industry analysts project that the marketplace for broader HR BPO services will grow anywhere from 9% to over 20% annually over the next several years. This represents potentially billions of dollars in growth for companies in this market, surpassing even the increases we experienced in the early years of Benefits Outsourcing.

This projected growth has been accompanied by increasing competition in the field. Companies like Accenture, IBM, ACS, EDS, ADP, and others all want their share. We must move aggressively to position ourselves as the market leader if we’re going to take full advantage of this dramatic growth opportunity.

Buy Versus Build

To jump ahead of the pack, we determined that we had to expand on our current HR BPO capabilities in Workforce Management beyond our present investment plans. There were two fundamental ways we could accomplish this: we could build the additional capabilities internally—which would involve added long-term investment and a steep learning curve; or we could buy the additional capabilities we needed, through a single acquisition or a series of smaller, component transactions. Both options have merits; but only one—buy—would let us expand our capabilities immediately and bring an enhanced offer to market as soon as possible.

As we were assessing our build-versus-buy options, we learned that Exult was preparing itself for acquisition.

The Winning Team: Hewitt and Exult

In only six years, Exult has gone from a start-up company to becoming a market leader in broad HR BPO. They had grown to 16 clients—eight of which are large multi-process HRO clients—and over half-a-billion dollars in annual revenue. But they were being increasingly challenged by the larger, more established firms that were coming into this competitive market.

Exult was ready to combine with the right partner who could help them take the next step in their evolution. This was an opportunity we decided we had to seriously examine.

As we did our due diligence, it became clear that this was the right “buy” opportunity at the right time. Not only did Exult have the expanded capabilities we were looking for; we had the expanded capabilities that Exult was looking for. And there was only minimal overlap in capabilities between our two firms.

Given the right financial arrangement, our choice was clear. By joining forces with Exult, Hewitt will instantly achieve leadership in the HR BPO marketplace—and our combined strengths will result in the most comprehensive and flexible offer available today.

Our Combined Approach: The Big Picture

The real power of this combination is in the complementary nature of our solutions.

Yes, Hewitt and Exult are both in the same marketplace, targeting many of the same clients; but we’ve utilized very distinct approaches and capabilities. Working separately, we each offered clients unique advantages—but we each also had limitations that could result in barriers to client sales and ongoing service.

Together, Hewitt and Exult can maximize the advantages and minimize the limitations. The result is a new level of flexibility—and the ability to attract a far broader client base than either of us could individually.

A Flexible Delivery Model

Take, for example, how each of our firms approaches delivery. Hewitt has emphasized a “transformational” approach, migrating clients to a common delivery model and platform to achieve the greatest efficiencies as early as possible. Exult, meanwhile, has used a “transitional” approach, initially leveraging their clients’ own platforms and processes, and introducing new efficiencies over time. Both approaches have strengths, but neither is sufficient to meet all clients’ needs.

Our combination lets us unite these approaches under a single, flexible model.

We can leverage the client’s current capabilities, or use a transformational approach, or anything in between. That means clients can begin service at the place that makes the best sense for them, and create a road map for change meeting their unique pace and priorities.

And our services are just as complementary as our delivery models.

An Unrivaled Suite of Services

Hewitt, of course, is virtually unparalleled in its combination of deep benefits outsourcing and HR consulting expertise. We also offer our clients capabilities in payroll, workforce administration, compensation, leave management, and more. We do it with state-of-the-art technology platforms and proven excellence in service center management and customer service.

Exult has unique strengths of their own. They have major capabilities in employee recruiting, with over 40 recruiting centers now hiring about 40,000 employees annually for their clients. They offer services in learning and development, global mobility and domestic relocation, managed payroll/time and attendance, and more—leveraging an operational toolkit that can be used in combination with their clients’ platforms.

A combined Hewitt and Exult brings it all together, offering an unparalleled array of HR services, tools, technology, and know-how.

And rather than investing time in building out the Hewitt offer internally, we can take the combined Hewitt/Exult offer to market now—while client demand is growing strong.

Business Results Through HR

Here’s one more important point to keep in mind. Unlike most of our competitors, Hewitt is the only company that brings a true HR orientation to the HR BPO marketplace. We have been helping clients achieve their desired business results through HR for over 60 years. This focus is the foundation for every outsourcing, consulting, and technology offer we make. Companies like IBM, Accenture, Fidelity, and others can’t make that claim.

This is a key reason why Exult chose to partner with us: They wanted to align their HR BPO services with the leading HR outsourcing and consulting firm. Our own strengths and HR alignment enhance the Exult offer, just as their strengths enhance ours.

We’re convinced that our flexible approach, breadth of services, and HR expertise within a business context will help us win more HR BPO engagements than our competitors will—and more combined engagements than either of us would win alone.

What’s Next?

The regulatory hurdles to the Hewitt/Exult merger have been cleared. What remains is the stockholder vote, formally scheduled to take place on September 30. Upon stockholder approval, we expect the formal closing of this deal to occur on October 1.

We’ll be communicating more between now and when this vote occurs. Watch for the following Source postings as the month continues:

A look at our planned organizational structure following the merger;

An overview of the new offer we plan to bring to market; and

A synopsis of what clients and industry analysts are saying about the merger.

Remember: Even as we begin sharing more information, it is critical for every one of us to stay focused on providing exceptional client service, and not get distracted by the merger. Our clients are and must remain our number one priority.

Many thanks to all of you for your continuing dedication to our clients as Hewitt/Exult integration planning continues.

(Signed) Dale, Bryan

SEC 425 Statement

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt has filed a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult have mailed the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You may obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.